United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐    No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__ .)

Synthetic Map of the remote voting procedure - AGM of 04/30/2021 Vale SA (“Vale” or “Company”) announces that, pursuant to CVM Instruction No. 481/09, it has received the synthetic voting map regarding the consolidation of voting instructions transmitted by shareholders to the Custody Agent, Central Securities Depository and Bookkeeping Agent, identifying the votes for each item on the distance voting ballots (BVDs), including the matters submitted to the deliberation of the Ordinary and Extraordinary General Meetings to be held on April 30, 2021. The information on the synthetic maps is made available on the attached spreadsheet, with votes of 886,752,613 shares for the Annual General Meeting and 952,713,656 shares for the Extraordinary General Meeting, representing approximately 17% and 18% of Vale's shares, respectively. The Company clarifies that the synthetic map presented today does not include the remote voting ballots received directly by the Company, nor the votes of ADR holders, who are represented in person by Citibank, as the depositary bank Rio de Janeiro, April 26th, 2021. Luciano Siani Pires Executive Officer for Investor Relations Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from- home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement. For further information, please contact: Vale.RI@vale.com Ivan Fadel: ivan.fadel@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.com

Vale's AGM 04/30/2021 Synthetic Map of the remote voting procedure

Resolution	Vote	Qtty. Shares
1. Appreciation of the Report from Administration and accounts, and examination, discussion and voting of the financial statements, for the fiscal year ended on December 31, 2020.	Approve	654,710,518
	Reject	-
	Abstain	232,042,095
2. Resolve on the allocation of the results for the fiscal year ended on December 31, 2020, under the terms of the Proposal for Allocation of Results.	Approve	877,059,666
	Reject	130,446
	Abstain	9,562,501
3. Define the number of members of the Board of Directors, as proposed by management, in 13 members and 1 alternate member.	Approve	879,272,427
	Reject	552,650
	Abstain	6,927,536
4. Do you want to request the adoption of the multiple voting process for the election of the Board of Directors, pursuant to article 141 of Law No. 6.404, of December 15, 1976, as amended ("Law No. 6.404/1976")?	Yes	81,318,470
	No	75,987,180
	Abstain	729,446,963
5. Election of the board of directors by candidate		
5.1. José Luciano Duarte Penido (independent / independente)	Approve	808,111,501
	Reject	388,971
	Abstain	78,252,141
5.2. Fernando Jorge Buso Gomes	Approve	638,111,469
	Reject	10,731,808
	Abstain	237,909,336
5.3. Clinton James Dines (independent / independente)	Approve	820,487,541
	Reject	250,602
	Abstain	66,014,470
5.4. Eduardo de Oliveira Rodrigues Filho	Approve	805,227,919
	Reject	3,692,002
	Abstain	77,832,692
5.5. Elaine Dorward-King (independent / independente)	Approve	789,850,932
	Reject	10,386,906
	Abstain	86,514,775
5.6. José Maurício Pereira Coelho	Approve	585,604,881
	Reject	10,637,508
	Abstain	290,510,224
5.7. Ken Yasuhara	Approve	276,151,871
	Reject	1,477,471
	Abstain	609,123,271
5.8. Manuel Lino Silva de Sousa Oliveira (Ollie Oliveira) (independent / independente)	Approve	869,438,568
	Reject	250,602
	Abstain	17,063,443
5.9. Maria Fernanda dos Santos Teixeira (independent / independente)	Approve	820,487,541
	Reject	250,602
	Abstain	66,014,470
5.10. Murilo Cesar Lemos dos Santos Passos (independent / independente)	Approve	780,447,130
	Reject	-
	Abstain	106,305,483
5.11. Roger Allan Downey (independent / independente)	Approve	796,696,398
	Reject	-
	Abstain	90,056,215
5.12. Sandra Maria Guerra de Azevedo (independent / independente)	Approve	809,565,693
	Reject	-
	Approve	77,186,920
5.13. Marcelo Gasparino da Silva (independent / independente)	Approve	173,887,774
	Reject	13,900
	Abstain	712,850,939
5.14. Mauro Gentile Rodrigues Cunha (independent / independente)	Approve	211,246,699
	Reject	-
	Abstain	675,505,914
5.15. Roberto da Cunha Castello Branco (independent / independente)	Approve	173,875,859
	Reject	-
	Abstain	712,876,754
5.16. Rachel de Oliveira Maia (independent / independente)	Approve	554,466,780
	Reject	250,602
	Abstain	332,035,231

Vale's AGM 04/30/2021 Synthetic Map of the remote voting procedure

Resolution	Vote	Qtty. Shares
6. . Should the multiple vote election process be adopted, should the votes corresponding to your shares be distributed in equal percentages by the candidates you have chosen?	Yes	804,923,742
	No	3,417,538
	Abstain	78,411,333
7. Visualization of all candidates to indicate the% (percentage) of votes to be attributed		
7.1. José Luciano Duarte Penido (independent / independente)		62,566,166
7.2. Fernando Jorge Buso Gomes		51,696,478
7.3. Clinton James Dines (independent / independente)		64,226,262
7.4. Eduardo de Oliveira Rodrigues Filho		61,623,694
7.5. Elaine Dorward-King (independent / independente)		62,971,856
7.6. José Maurício Pereira Coelho		44,253,832
7.7. Ken Yasuhara		20,570,214
7.8. Manuel Lino Silva de Sousa Oliveira (Ollie Oliveira)		76,910,877
7.9. Maria Fernanda dos Santos Teixeira (independent / independente)		64,260,242
7.10. Murilo Cesar Lemos dos Santos Passos (independent / independente)		59,842,912
7.11. Roger Allan Downey (independent / independente)		60,994,055
7.12. Sandra Maria Guerra de Azevedo (independent / independente)		62,346,284
7.13. Marcelo Gasparino da Silva (independent / independente)		23,019,192
7.14. Mauro Gentile Rodrigues Cunha (independent / independente)		23,034,983
7.15. Roberto da Cunha Castello Branco (independent / independente)		23,697,392
7.16. Rachel de Oliveira Maia (independent / independente)		46,042,107
8. Elect Mr José Luciano Duarte Penido (independent) as Chairman of the Board of Directors if he is elected member of the Board of Directors	Approve	808,976,707
	Reject	18,899,490
	Abstain	58,876,416
9. Elect Mr. Roberto da Cunha Castello Branco (independent) as Chairman of the Board of Directors, if elected as a member of the Board of Directors	Approve	57,157,782
	Reject	51,476,021
	Abstain	778,118,810
10. Elect Mr. Fernando Jorge Buso Gomes as Vice-Chairman of the Board of Directors, if elected member of the Board of Directors.	Approve	660,842,541
	Reject	22,963,260
	Abstain	202,946,812
11. Elect Mr. Mauro Gentile Rodrigues Cunha as Vice-Chairman of the Board of Directors, if elected as a member of the Board of Directors.	Approve	203,629,683
	Reject	16,626,156
	Abstain	666,496,774
12. Election of the fiscal council by candidate		
12.1. Cristina Fontes Doherty (efetivo) / Nelson de Menezes Filho (suplente)	Approve	863,677,824
	Reject	10,371,034
	Abstain	12,703,755
12.2. Marcus Vinícius Dias Severini (efetivo) / Vera Elias (suplente)	Approve	838,757,584
	Reject	10,120,432
	Abstain	37,874,597
12.3. Marcelo Moraes (efetivo)	Approve	801,274,833
	Reject	30,600,971
	Abstain	54,876,809
12.4. Raphael Manhães Martins (efetivo) / Adriana de Andrade Solé (suplente)	Approve	875,091,197
	Reject	1,688,300
	Abstain	9,973,116
13. Establishment of the compensation for the administrators and the members of the Fiscal Council for the year 2021, under the terms of the Management Proposal	Approve	414,753,987
	Reject	461,372,512
	Abstain	10,626,114

Resolution Vote Qnty. Shares Approve 907,949,471 Reject 37,789,871 Abstain 6,974,314 Approve 945,739,342 Reject - Abstain 6,974,314 Approve 945,699,762 Reject - Abstain 7,013,894 Approve 945,699,762 Reject - Abstain 7,013,894 Approve 945,699,762 Reject - Abstain 7,013,894 Approve 945,739,342 Reject - Abstain 6,974,314 Approve 945,699,762 Reject - Abstain 7,013,894 Approve 945,449,160 Reject - Abstain 7,264,496 Approve 945,739,342 Reject - Abstain 6,974,314 6. Pursuant to articles 224 and 225 of Law 6,404 / 76, approve the Protocol and Justification for the Partial Spin-Off of Minerações Brasileiras Reunidas S.A. - MBR, followed by the incorporation of the spun-off portion by Vale 7. Ratify the appointment of Macso, a specialized company, hired to assess the net assets to be spun off, formed by certain MBR assets and liabilities (“MBR Spun-off Collection”) for incorporation by Vale. 8. Approve the Appraisal Report, prepared by Macso. 9. Approve the incorporation, without capital increase and without the issuance of new shares, of the MBR Spun-off Collection by Vale Vale's EGM 04/30/2021 Synthetic Map of the remote voting procedure 1. Approve the Companys Share-Based Compensation Plan. 2. Pursuant to articles 224 and 225 of Law 6,404 / 76, approve the Protocols and Justifications for the Incorporation of Companhia Paulista de Ferroligas (“CPFL”) and Valesul Alumínio S.A. (“Valesul”) by Vale. 3. Ratify the appointment of Macso Legate Auditores Independentes (“Macso”), a specialized company contracted to assess CPFL and Valesul. 4. Approve the Appraisal Reports, prepared by Macso. 5. Approve the incorporations, without capital increase and without the issuance of new shares, of CPFL and Valesul by Vale.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: April 26, 2021		Head of Investor Relations